Free Writing Prospectus to Preliminary Pricing Supplement No. 18,371

Registration Statement Nos. 333-293641; 333-293641-01

Dated August 27, 2026; Filed pursuant to Rule 433

Morgan Stanley

6-Year SPX Market-Linked Notes

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement, tax supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	September 16, 2026
Original issue date:	September 21, 2026 (3 business days after the pricing date)
Maturity date:	October 5, 2032
Interest:	None
Underlying index:	S&P 500® Index (SPX)
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

In no event will the payment due at maturity be less than the stated principal amount or greater than the maximum payment at maturity

Supplemental redemption amount:	(i) $1,000 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $587.50 per note.
Participation rate:	100%
Maximum payment at maturity:	$1,587.50 per note (158.75% of the stated principal amount)
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	September 30, 2032, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61781DH43 / US61781DH430
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988226041842/ms18371_424b2-28299.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlying Index	Return on Notes
+100.00%	58.75%
+90.00%	58.75%
+80.00%	58.75%
+70.00%	58.75%
+60.00%	58.75%
+58.75%	58.75%
+50.00%	50.00%
+40.00%	40.00%
+30.00%	30.00%
+20.00%	20.00%
+10.00%	10.00%
+5.00%	5.00%
0.00%	0.00%
-10.00%	0.00%
-20.00%	0.00%
-30.00%	0.00%
-40.00%	0.00%
-50.00%	0.00%
-60.00%	0.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The appreciation potential of the notes is limited by the maximum payment at maturity.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $947.60 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying pricing supplement are uncertain.

Risks Relating to the Underlying Index

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the notes.

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes – United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.